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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hartville Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
417287 10 9
(CUSIP Number)
February 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	417287 10 9	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Christopher Edgar

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,125,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,125,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,125,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer:

Hartville Group, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

3840 Greentree Avenue SW Canton, OH 44706
Item 2.
(a)	Name of Person Filing: Christopher Edgar

(b)	Address of Principal Business Office or, if none, Residence:

c/o Hartville Group, Inc. 3840 Greentree Avenue SW Canton, OH 44706

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: The CUSIP number of the Common Stock is 417287 10 9.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) — (j) Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owed: 2,125,000

(b)	Percent of class: 14.5% (See (1) below)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 2,125,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 2,125,000

(iv)	Shared power to dispose or to direct the disposition of 0
(1)	Based on 14,482,296 shares of the Company’s Common Stock outstanding as of September 30, 2005 and includes 125,000 shares issuable upon the exercise of options within 60 days of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of page intentionally left blank. Signature page follows.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2006

Christopher Edgar
/s/ Christopher Edgar